BINGHAM McCUTCHEN LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

July 3, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Legg Mason Partners Income Trust

Registration Statement on Form N-14

(File Nos. 333-181833)

Ladies and Gentlemen:

This letter is to respond to comments we received on June 21, 2012 and on June 26, 2012 from Mr. Kevin Rupert of the Securities and Exchange Commission (the “Commission”) regarding the combined proxy and registration statement on Form N-14, with exhibits (the “Registration Statement”), filed on June 1, 2012 by Legg Mason Partners Income Trust (the “Registrant”) with respect to a proposed reorganization whereby substantially all of the assets of Western Asset Limited Duration Bond Fund, a series of Western Asset Funds, Inc. (the “Target Fund”), will be transferred in a tax-free reorganization to Legg Mason Western Asset Short-Term Bond Fund, a series of the Registrant (the “Acquiring Fund”) (the “Reorganization”).

1.	Comment:	The Staff asked that the Registrant provide a letter to the Commission that includes certain “Tandy” acknowledgments with the Registrant’s response to the Staff’s comments.

	Response:	A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

2.	Comment:	The Staff noted that Class IS of the Acquiring Fund is a new class of shares for which the Registrant obtained a class identifier subsequent to the filing of the Registration Statement. The Staff requested that the Registrant include the class identifier for Class IS shares in all subsequent filings with the Commission related to the Registration Statement.

	Response:	The Registrant confirms that it will include the class identifier for Class IS shares in all subsequent filings with the Commission related to the Registration Statement.

3.	Comment:	The Staff asked if the Registrant would be filing a post-effective amendment to the Registrant’s Registration Statement on Form N-1A to register such new Class IS shares of the Acquiring Fund.

	Response:	The Registrant confirms that it will file a post-effective amendment to the Registrant’s registration statement on Form N-1A to register such new Class IS shares of the Acquiring Fund. The Registrant notes that the Commission recently approved the Registrant’s request under Rule 485(b)(1)(vii) to file such post-effective amendment to register such new Class IS shares pursuant to Rule 485(b).

4.	Comment:	The Staff noted that the Registrant included as an exhibit to the Registration Statement resolutions by the Board of Trustees of the Registrant relating to expense limitation arrangements with respect to the Acquiring Fund, but did not include any contract between the Registrant and Legg Mason Partners Fund Advisor, LLC with respect to such expense limitation arrangements.

	Response:	The Registrant notes that it previously engaged in discussions with the Staff with respect to the filing of exhibits to registration statements relating to expense limitation arrangements. Pursuant to such discussions, the Registrant has filed resolutions of the Board of Trustees which document its agreement with the investment adviser with respect to expense limitations arrangements that continue for no less than one year.

5.	Comment:	The Staff suggested that the information provided in footnotes 2 and 3 to the fee table are not relevant to Target Fund shareholders and could be deleted. The Staff also noted that footnotes to the fee table should discuss expense waivers only with respect to those classes for which the fee waiver is presented in the fee table. The Staff requested that references to voluntary expense waivers be removed from footnote (b) to the fee table, and that references in footnotes (c) and (d) to contractual expense waivers that are not presented in the fee table also be removed.

	Response:	The Registrant has revised the disclosure to address the Staff’s request.

6.	Comment:	The Staff noted that, unlike the Target Fund, the Acquiring Fund may invest up to 20% of its assets in junk bonds. The Staff requested that the Registrant revise the disclosure regarding credit risk to clarify that the Acquiring Fund may be more susceptible to credit risk than the Target Fund because the Acquiring Fund may invest up to 20% of its assets in junk bonds.

	Response:	The Registrant has added disclosure to address the Staff’s request.

7.	Comment:	The Staff noted that certain information that is required to be included in the Proxy Statement/Prospectus is presented in appendices. The Staff requested that the Registrant clarify that such appendices are part of the Proxy Statement/Prospectus.

	Response:	The Registrant has revised the disclosure to address the Staff’s request.

8.	Comment:	With respect to Part C of the Registration Statement, the Staff requested that the date of filing be included in all references to documents incorporated by reference from other filings.

	Response:	The Registrant confirms that in Part C of any post-effective amendment to the Registration Statement it will include the date of filing in all references to documents incorporated by reference from other filings.

9.	Comment:	The Staff noted that the Acquiring Fund’s adviser has agreed to reduce the management fee payable by the Acquiring Fund to 0.40% if the Reorganization is approved by shareholders of the Target Fund. The Staff requested that, in such event, the Registrant confirm that the Acquiring Fund’s investment management agreement would be amended to reflect the reduced fee.

	Response:	The Registrant confirms that the Acquiring Fund’s investment management agreement will be amended to reflect the reduced management fee of 0.40% if the Reorganization is approved by shareholders of the Target Fund.

Please call the undersigned at (617) 951-8267 or Jeremy Kantrowitz at (617) 951-8458 with any questions.

Sincerely,

/s/ Barry N. Hurwitz
Barry N. Hurwitz

Exhibit A

Legg Mason Partners Income Trust

55 Water Street

New York, New York 10041

July 2, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Legg Mason Partners Income Trust

Registration Statement on Form N-14

(File Nos. 333-181833)

Ladies and Gentlemen:

In connection with the review by the Staff of the Securities and Exchange Commission (the “Commission”) of the combined information statement and registration statement on Form N-14, with exhibits (the “Registration Statement”), filed on June 1, 2012 by Legg Mason Partners Income Trust (the “Registrant”) with respect to a proposed reorganization whereby substantially all of the assets of Western Asset Limited Duration Bond Fund, a series of Western Asset Funds, Inc., will be transferred in a tax-free reorganization to Legg Mason Western Asset Short-Term Bond Fund, a series of the Registrant, the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legg Mason Partners Income Trust

/s/ Harris C. Goldblat
Name: Harris C. Goldblat Title: Assistant Secretary